FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

(Print or Type Responses)

1. Name and Address of Reporting Person* Friedman Jeffrey I	2. Issuer Name and Ticker or Trading Symbol AEC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman & Chief Executive Officer
(Last) (First) (Middle) 5025 Swetland Court	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year August 26, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Richmond Heights, OH 44143		5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Shares	08/26/02	P	V	100	A	$7.98	580,396	D
Common Shares	08/26/02	P	V	1,100	A	$8.10	581,496	D
Common Shares	08/26/02	P	V	3,800	A	$8.11	585,296	D
Common Shares							374,865	I	By wife
Common Shares							19,956	I	By children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option	$22.00						(1)	11/18/03	Common Shares	200,000	(2)	200,000	D
Employee Stock Option	$24.06						10/21/98 (3)	10/21/07	Common Shares	250,000	(4)	250,000	D
Employee Stock Option	$12.50						02/16/08	02/16/09	Common Shares	54,000	(5)	54,000	D
Employee Stock Option	$8.625						02/24/01(6)	02/24/10	Common Shares	50,000	(7)	50,000	D
Employee Stock Option	$8.06						02/24/01	08/16/10	Common Shares	53,000	(8)	53,000	D
Employee Stock Option	$8.69						02/28/06	02/28/11	Common Shares	300,000	(9)	300,000	D

Explanation of Responses:

(1) The options are currently exercisable.
(2) The options were granted under an employee equity compensation plan.
(3) The options vest in cumulative annual 20% increments beginning October 21, 1998.
(4) The options were granted under an employee equtiy compensation plan.
(5) The options were granted under an employee equity compensation plan.
(6) The options vest in cumulative annual 33-13/% increments beginning February 28, 2002.
(7) The options were granted under an employee equity compensation plan.
(8) The options were granted under an employee equity compensation plan.
(9) The options were granted under an employee equity compensation plan.

Jeffrey I. Friedman **Signature of Reporting Person	06/10/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.